------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0287
                                                  Expires: December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Wiederhorn,                         Andrew               A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

1410 SW Jefferson Street
--------------------------------------------------------------------------------
                                    (Street)

Portland                            Oregon               97201
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

================================================================================
2.   Issuer Name and Ticker or Trading Symbol

Fog Cutter Capital Group Inc. (FCCG)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

--------------------------------------------------------------------------------
4.   Statement for Month/Year

December 2001
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chairman, CEO, Secretary, Treasurer
          -----------------------------------
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                          4.                          5.             6.
                                                          Securities Acquired (A)     Amount of      Owner-
                                             3.           or Disposed of (D)          Securities     ship
                                             Trans-       (Instr. 3, 4 and 5)         Benefi-        Form:       7.
                               2.            action       -----------------------     cially         Direct      Nature of
1.                             Transaction   Code                                     Owned at End   (D) or      Indirect
Title of Security              Date          (Instr. 8)              (A)              or Month       Indirect    Beneficial
(Instr. 3)                     (Month/       ----------              or               (Instr. 3      (I)         Ownership
                               Day/Year)     Code  V      Amount     (D)   Price      and 4)         (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                             52,000        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            629,255        I         By Spouse (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            100,000        I         By LP(1)(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                             13,826        I         By LLC(1)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/12/01      P             3,802     A     $2.45          3,802        I         By Minor Children
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/31/01      P             3,175     A     $2.45         45,613        I         By Minor Children
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one reporting person, see Instruction
     5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                          (Over)
                                                                 SEC 1474 (3-99)

                                     1 of 2

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                    2.
                    Conver-                                5.
                    sion                                   Number of
                    or                                     Derivative           6.
                    Exer-                 4.               Securities           Date
                    cise     3.           Trans-           Acquired (A)         Exercisable and
                    Price    Trans-       action           or Disposed          Expiration Date
1.                  of       action       Code             of(D)                (Month/Day/Year)
Title of            Deriv-   Date         (Instr.          (Instr. 3,           -----------------------
Derivative          ative    (Month/      8)               4 and 5)             Date       Expira-
Security            Secur-   Day/         -----------     -----------------     Exer-      tion
(Instr. 3)          ity      Year)        Code    V       (A)        (D)        cisable    Date
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
Stock Options       $4.53    9/30/99      A                 630,000               (4)      9/30/09
(right to buy)
-------------------------------------------------------------------------------------------------------
Call Options        $3.40    10/16/01     P               1,009,954             10/16/01   1/15/02
(right to buy)                                            (5)
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------


                                                     10.
                                       9.            Owner-
                                       Number        ship
                                       of            Form
                                       Deriv-        of
 7.                                    ative         Deriv-     11.
 Title and Amount                      Secur-        ative      Nature
 of Underlying           8.            ities         Secur-     of
 Securities              Price         Bene-         ity:       In-
 (Instr. 3 and 4)        of            ficially      Direct     direct
 ----------------        Deriv-        Owned         (D) or     Bene-
           Amount        ative         at End        In-        ficial
           or            Secur-        of            direct     Owner-
           Number        ity           Month         (I)        ship
           of            (Instr.       (Instr.       (Instr.    Instr.
 Title     Shares        5)            4)            4)         4)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Common      630,000     $4.53           630,000      D
 Stock
--------------------------------------------------------------------------------
 Common    1,009,954     $0.10(5)      1,009,954      D
 Stock     (5)                         (5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

================================================================================



Explanation of Responses:

(1) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of said securities for purposes of Section 16 or for any other purpose.

(2) These securities are held by TTMM, LP, a partnership controlled by the spouse of the Reporting Person.

(3) These securities are held by WM Starlight Investments, LLC, a limited liability company. The Reporting Person's spouse is the managing member and majority owner of WM Starlight Investments, LLC.

(4)  Vest 1/4 per year.

(5) On October 16, 2001, the Reporting Person entered into a series of separate but substantially identical Put/Call Option and Voting Agreements with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (each a Stockholder, and collectively, the "Stockholders"). Pursuant to each Put/Call Option and Voting Agreement, each Stockholder granted to the Reporting Person a call option to purchase all of the shares of Common Stock held by such Stockholder, numbering 1,009,954 in the aggregate at $3.40 per share (subject to adjustment as provided in the Put/Call Option and Voting Agreements). In consideration for granting the call option to the Reporting Person, the Reporting Person paid to each Stockholder $0.10 per share. Pursuant to the Put/Call Option and Voting Agreement, the Registrant granted each Stockholder a conditional put option to sell to the Registrant all of the shares of Common Stock held by such Stockholder, numbering 1,009,954 in the aggregate at $3.40 per share (subject to adjustment as provided in the Put/Call Option and Voting Agreement) in the event that the Company redeems, repurchases or otherwise acquires any shares of the Common Stock other than by means of a redemption, repurchase or acquisition available to the Stockholder on terms at least as favorable to the Stockholder as the most favorable terms available to the other stockholders of the Company. As a result of the Put/Call Option and Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of the 1,009,954 shares of Common Stock held by the Stockholders. The Reporting Person disclaims beneficial ownership of the 1,009,954 shares of Common Stock held by the Stockholders, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of said securities for purposes of Section 16 or for any other purpose.




/s/ Andrew A. Wiederhorn                                    January 10, 2002
=============================================            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


                                     2 of 2